Exhibit 99.6

Curaleaf Reports Third Quarter 2021 Results

•	Third quarter 2021 Revenue of $317 million, an increase of 2% sequentially and 74% YoY

•	Third quarter 2021 Adjusted EBITDA(1) of $71 million, an increase of 69% YoY

•	Third quarter cash flow from operations of $52 million or 16% of revenue

•	Completed on October 1, 2021, the previously announced acquisition of Los Sueños Farms

•	Entered into definitive agreement to acquire Tryke Companies, a vertically integrated MSO operating in Nevada, Arizona, and Utah

WAKEFIELD, Mass., November 8, 2021 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the third quarter ended September 30, 2021. All financial information is provided in U.S. dollars unless otherwise indicated.

Third Quarter 2021 Financial Highlights (Unaudited)

($ thousands, except per share amounts)	Q3 2021	Q2 2021	% qoq Change	Q3 2020	% yoy Change
Total Revenue	$317,125	$312,205	2%	$182,408	74%
Gross profit before impact of biological assets	144,909	155,238	-7%	91,775	58%
Gross profit on cannabis sales(1)(2)	144,368	154,527	-7%	89,669	61%
Gross margin on cannabis sales(1)(2)	45.6%	49.6%		49.7%
Adjusted EBITDA(1)	71,363	84,372	-15%	42,295	69%
Net loss attributable to Curaleaf Holdings Inc.	(56,917)	(7,240)		(9,343)
Net loss per share – basic and diluted	$(0.08)	$(0.01)		$(0.01)

(1)	See "Non-IFRS Financial and Performance Measures" below for more information regarding Curaleaf's use of Non-IFRS financial measures and other reconciliations.

(2)	Cannabis sales excludes Management Fee Income. Gross profit and gross margin on cannabis sales both exclude the impact of biological assets.

Earnings Call: Monday, November 8, 2021, at 5:00 P.M. ET

Conference ID # is 2599473

Replay ID # is 10160750

U.S. Live Call: +1-888-317-6003	U.S. Replay: +1-877-344-7529
International Live Call (Toll): +1-412-317-6061	International Replay (Toll): +1-412-317-0088
Canada Live Call: +1-866-284-3684	Canada Replay: +1-855-669-9658

A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com

The teleconference will be available for replay starting at approximately 7:00 P.M. ET on November 8, 2021, and will end at 7:00 P.M. ET on November 15, 2021

Boris Jordan, Executive Chairman of Curaleaf commented, “During the third quarter we delivered record revenue of $317 million, representing 2% sequential and 74% year-over-year growth. We also generated $52 million of positive operating cash flow. While we faced some transient headwinds during the quarter, we continued to execute well against our strategic initiatives, prioritizing growth and gaining market share. As a result, we remain on track to achieve our $1.2 to $1.3 billion annual revenue guidance, albeit at the lower end of the range, representing growth of over 90%. Strategic M&A remains a key pillar our growth plan. We closed the Los Sueños Farms acquisition in October, and today announced another highly strategic deal to acquire Tryke Companies, a vertically integrated MSO which bolsters our leadership position in Nevada, Arizona, and Utah and will be immediately accretive to our margins and cash flow.”

Joe Bayern, Chief Executive Officer of Curaleaf stated, “We continued to successfully execute our plan for long-term growth in the third quarter with a focus on our four pillars of competitive advantage – research & development, commercialization, national distribution, and marketing and brand building. We expanded our scale and reach by strategically growing our retail and wholesale presence and significantly increasing our cultivation capacity both organically and, more recently, through M&A. Significant investments in R&D are a cornerstone of our competitive advantage, and we continued to set ourselves apart with the introduction Cliq by Select in the third quarter, while also expanding our innovative Select Squeeze and Nano Bites products to new markets. Looking to the balance of 2021 and beyond, we will continue to execute our long-term strategy with a focus on gaining market share in a sustainable and profitable manner.”

Third Quarter Operating Highlights

•	Opened two new dispensaries located in Bordentown, New Jersey and Wells, Maine bringing total retail locations to 109 as of September 30, 2021.

•	Expanded the number of U.S. wholesale accounts by 6% sequentially, exceeding 2,100 active accounts as of September 30, 2021.

•	On track to organically add 275,000 square feet of flower canopy by year-end 2021.

•	Introduced Select Squeeze THC infused beverage enhancer in several new markets including Michigan, New Jersey, and New York.

•	Launched Cliq by Select premium vape system, a unique hardware design featuring a proprietary pod and durable stainless-steel encasing in Arizona, California, Nevada, and Oregon with additional markets expected by year-end 2021.

Post-Third Quarter Operating Highlights

•	Closed the previously announced acquisition of Los Sueños Farms and its related entities bringing total Curaleaf cultivation capacity to approximately 4.4 million square feet and retail locations to 111 as of November 8, 2021.

•	Entered into a definitive agreement to acquire Tryke Companies, a vertically integrated MSO operating in Nevada, Arizona, and Utah. Tryke owns and operates the Reef-branded dispensaries with four highly trafficked retail stores in Nevada and two in Arizona and brings an extensive and highly complementary vertical portfolio of retail and wholesale distribution, licenses, and cultivation assets to Curaleaf. For more information, please refer to the Company’s press release at https://ir.curaleaf.com/.

Financial Results for the Third Quarter Ended September 30, 2021

Revenue (Unaudited)

($ thousands)

	Q3 2021	Q2 2021	Q3 2020
Retail revenue	$224,543	$222,147	$135,344
Wholesale revenue	92,041	89,347	44,958
Management fee income	541	711	2,106
Total Revenue	$317,125	$312,205	$182,408

Total revenue was $317 million for the third quarter of 2021, an increase of 2% from $312 million in the second quarter of 2021 and 74% from $182 million in the third quarter of 2020.

Retail revenue reached $225 million, representing 1% sequential growth and 66% year-over-year growth. Retail revenue represented 71% of total revenue. During the third quarter the Company opened two new dispensaries including one in Bordentown, New Jersey and one in Wells, Maine, reaching 109 dispensaries as of quarter end.

Wholesale revenue grew 3% sequentially and 105% year-over-year to $92 million and represented 29% of total revenue. During the third quarter, total wholesale accounts increased approximately 6% sequentially and exceeded 2,100 accounts at quarter end.

Gross Profit on Cannabis Sales (Unaudited)

($ thousands)

	Q3 2021	Q2 2021	Q3 2020
Retail and wholesale revenue	$316,584	$311,494	$180,302
Cost of goods sold	172,216	156,967	90,633
Gross profit on cannabis sales	$144,368	$154,527	$89,669

Gross profit on Cannabis Sales was $144 million for the third quarter of 2021, an increase of 61% from $90 million in the third quarter of 2020. Gross profit margin was 45.6%, compared with 49.6% in the prior quarter and 49.7% in the third quarter of 2020. The change in gross margin primarily reflects a one-time loss on inventory related to the Eureka, California facility divestiture, lower revenue growth in certain Northeast markets, and the write down of certain other inventory in the third quarter of 2021, partially offset by ongoing cultivation and process efficiencies. Excluding one-time impacts, third quarter 2021 gross margin was 47.7%.

Net Income / (Loss) (Unaudited)

($ thousands)

	Q3 2021	Q2 2021	Q3 2020
Total Revenue	$317,125	$312,205	$182,408
Gross profit	182,734	184,495	115,783
Income (Loss) from operations	39,988	51,886	16,371
Total other income (expense), net	(38,955)	(19,026)	(6,557)
Income tax benefit (expense)	(60,313)	(42,624)	(18,745)
Net loss	(59,280)	(9,764)	(8,931)
Less: Net loss attributable to non-controlling interest	(2,363)	(2,524)	412
Net loss attributable to Curaleaf Holdings, Inc.	$(56,917)	$(7,240)	$(9,343)

For the third quarter of 2021, net loss attributable to Curaleaf Holdings, Inc. was $57 million, compared with a net loss of $7 million in the second quarter of 2021 and $9 million in the third quarter of 2020. Higher operating income by $24 million was offset primarily by $42 million of higher tax expense, $25 million of higher other expense, and $8 million of higher interest expense compared with the third quarter of 2020. Third quarter 2021 income tax expense included certain discrete items totaling $10.6 million related to the write-off of certain California net operating losses and the year-to-date accrual for late tax payments.

Adjusted EBITDA

($ thousands)

	Q3 2021	Q2 2021	Q3 2020
Net loss	$(59,280)	$(9,764)	$(8,931)
Interest expense, net	25,054	21,330	17,431
Income tax expense	60,313	42,624	18,745
Depreciation and amortization (1)	37,132	35,030	26,657
Share-based compensation	13,180	18,370	5,430
Other (income) expense	13,900	(2,304)	(10,874)
Change in fair value of biological assets	(37,825)	(29,257)	(24,008)
One time charges (2)	18,889	8,343	17,845
Adjusted EBITDA	$71,363	$84,372	$42,295

(1)	Depreciation and amortization expense in Q3 2021, Q2 2021, and Q3 2020 include amounts charged to cost of goods sold on the statement of profits and losses.

(2)	One-time charges in Q3 2021 include approximately $13 million of expenses primarily composed of accounting and professional fees, bad debt write off, and employee severance costs mainly related to the Eureka, California facility divestiture and Grassroots acquisition, and a $5.9 million one-time loss on inventory related to a California facility divestiture and inventory write-down in one of our states.

Adjusted EBITDA was $71 million for the third quarter of 2021, an increase of 69% from $42 million in the third quarter of 2020. The year-over-year increase was mainly driven by revenue growth. Adjusted EBITDA margin was 22.5%, compared with 27.0% in the prior quarter and 23.2% in the third quarter of 2020, with the change primarily reflecting lower gross margin and higher SG&A expense related to increased headcount in support of new store openings, higher travel costs, and marketing in support of new product rollouts.

Balance Sheet and Cash Flow

As of September 30, 2021, the Company had $317 million of cash and $342 million of outstanding debt net of unamortized debt discounts.

During the third quarter of 2021, Curaleaf invested $44 million net in capital expenditures, focused on cultivation, processing, and selective retail expansion in strategic markets.

Shares Outstanding

As of September 30, 2021, and June 30, 2021, the Company’s weighted average shares outstanding amounted to 703,545,262 and 701,668,932 shares, respectively.

As of September 30, 2021, and June 30, 2021, Company’s issued and outstanding SVS plus MVS shares amounted to 704,818,302 and 703,260,526 shares, respectively.

Non-IFRS Financial and Performance Measures

In this press release Curaleaf refers to certain non-IFRS financial measures such as “Gross Profit on Cannabis Sales” and “Adjusted EBITDA”. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. The Company defines “Gross Profit on Cannabis Sales” as retail and wholesale revenues less cost of goods sold. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and one-time charges related to business development, acquisition, financing and reorganization costs. Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The following tables provide a reconciliation of each of the non-IFRS measures to its closest IFRS measure.

Consolidated Statements of Financial Position

($ thousands)

	September 30,	December 31,
	2021	2020
	Unaudited	Audited
Assets
Current assets:
Cash	$317,189	$73,542
Accounts receivable	56,762	28,830
Inventory, net	346,205	197,991
Biological assets	80,983	46,210
Assets held for sale	77,904	58,504
Prepaid expenses and other current assets	25,225	10,140
Current portion of notes receivable	2,240	2,645
Total current assets	906,508	417,862
Deferred tax asset	382	5,528
Notes receivable	795	2,000
Property, plant and equipment, net	328,410	242,855
Right-of-use assets, net	282,046	267,168
Intangible assets, net	1,113,825	797,401
Goodwill	512,608	470,144
Investments	7,368	16,264
Prepaid acquisition consideration	—	132,234
Other assets	22,879	35,135
Total assets	$3,174,821	$2,386,591

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$60,761	$47,043
Accrued expenses	80,649	57,475
Income tax payable	130,144	79,649
Current portion of lease liability	17,942	15,710
Current portion of notes payable	1,732	6,500
Current contingent consideration liability	9,155	—
Liabilities held for sale	22,257	7,181
Other current liabilities	12,572	6,568
Total current liabilities	335,212	220,126
Deferred tax liability	303,480	226,465
Notes payable	340,251	285,001
Lease Liabilities	291,330	270,495
Non-controlling interest redemption liability	112,686	2,694
Contingent consideration liability	26,147	1,898
Other long term liability	3,861	3,698
Total liabilities	1,412,967	1,010,377

Shareholders’ equity:
Share capital	2,200,095	1,754,412
Treasury shares	(5,208)	(5,208)
Reserves	(166,774)	(177,744)
Accumulated other comprehensive income (deficit)	(3,879)	—
Accumulated deficit	(275,605)	(194,645)
Redeemable non-controlling interest	(112,686)	(2,694)
Total Curaleaf Holdings, Inc. shareholders' equity	1,635,943	1,374,121
Non-controlling interest	125,911	2,093
Total shareholders’ equity	1,761,854	1,376,214
Total liabilities and shareholders’ equity	$3,174,821	$2,386,591

Consolidated Statements of Profits and Losses

($ thousands, except for share and per share amounts)

	Three Months Ended
	September 30,
	2021	2020
	Unaudited	Unaudited
Revenue:
Retail and wholesale revenue	$316,584	$180,302
Management fee income	541	2,106
Total revenue	317,125	182,408
Cost of goods sold	172,216	90,633
Gross profit before impact of biological assets	144,909	91,775
Realized fair value amounts included in inventory sold	(112,691)	(48,706)
Unrealized fair value gain on growth of biological assets	150,516	72,714
Gross profit	182,734	115,783
Operating expenses:
Selling, general and administrative	101,800	72,664
Share-based compensation	13,180	5,430
Depreciation and amortization	27,766	21,318
Total operating expenses	142,746	99,412
Income (Loss) from operations	39,988	16,371
Other income (expense):
Interest income	129	40
Interest expense	(15,659)	(12,357)
Interest expense related to lease liabilities	(9,524)	(5,114)
Gain on investment	—	10,606
Impairment of intangible assets	(5,672)	—
Other income (expense)	(8,229)	268
Total other income (expense), net	(38,955)	(6,557)
Income (Loss) before provision for income taxes	1,033	9,814
Income tax benefit (expense)	(60,313)	(18,745)
Net loss	(59,280)	(8,931)
Less: Net income (loss) attributable to non-controlling interest	(2,363)	412
Net loss attributable to Curaleaf Holdings, Inc.	$(56,917)	$(9,343)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.08)	$(0.01)
Weighted average common shares outstanding – basic and diluted	703,545,262	625,228,556

Consolidated Statements of Profits and Losses

($ thousands, except for share and per share amounts)

	Nine Months Ended
	September 30,
	2021	2020
	Unaudited	Unaudited
Revenue:
Retail and wholesale revenue	$887,961	$356,937
Management fee income	1,689	39,448
Total revenue	889,650	396,385
Cost of goods sold	461,036	191,490
Gross profit before impact of biological assets	428,614	204,895
Realized fair value amounts included in inventory sold	(263,408)	(92,322)
Unrealized fair value gain on growth of biological assets	342,837	152,478
Gross profit	508,043	265,051
Operating expenses:
Selling, general and administrative	269,849	158,986
Share-based compensation	36,457	14,764
Depreciation and amortization	76,158	48,243
Total operating expenses	382,464	221,993
Income (Loss) from operations	125,579	43,058
Other income (expense):
Interest income	495	6,459
Interest expense	(40,079)	(34,208)
Interest expense related to lease liabilities	(27,423)	(9,404)
Gain on investment	—	10,606
Impairment of intangible assets	(5,672)	—
Other income (expense)	(5,510)	2,799
Total other income (expense), net	(78,189)	(23,748)
Income (Loss) before provision for income taxes	47,390	19,310
Income tax benefit (expense)	(133,645)	(45,528)
Net loss	(86,255)	(26,218)
Less: Net income (loss) attributable to non-controlling interest	(4,887)	242
Net loss attributable to Curaleaf Holdings, Inc.	$(81,368)	$(26,460)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.12)	$(0.05)
Weighted average common shares outstanding – basic and diluted	695,830,455	555,629,066

Consolidated Statements of Cash Flows

($ thousands, except for share and per share amounts)

	Nine Months Ended
	September 30,
	2021	2020
	Unaudited	Unaudited
Cash flows from operating activities:
Net loss	$(86,255)	(26,218)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization	102,336	59,480
Share-based compensation	36,457	16,282
Non-cash interest expense	32,872	4,601
Unrealized gain on changes in fair value of biological assets	(342,837)	(152,478)
Realized fair value amounts included in inventory sold	263,408	92,322
Impairment loss	6,685	—
(Gain)/loss on sale of property, plant and equipment	583	293
Deferred taxes	(1,824)	17,770
Gain on contingent liability	—	(10,606)
Changes in operating assets and liabilities
Accounts receivable	(2,283)	8,664
Biological assets	50,309	48,326
Inventories	(141,433)	(81,335)
Prepaid expenses and other current assets	(15,022)	(541)
Other assets	4,408	5,541
Accounts payable	(1,895)	(5,270)
Income taxes payable	51,769	9,984
Accrued expenses	15,277	6,374
Net cash provided by (used in) operating activities	(27,445)	(6,811)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(117,361)	(70,195)
Proceeds from sale of entity	29,828	—
Payments made on completion on acquisitions	(7,800)	(78,610)
Prepayment of acquisition consideration	—	(7,500)
Cash acquired from acquisitions	12,879	—
Amounts advanced for notes receivable, net of payments received	1,587	(14,100)
Net cash used in investing activities	(80,867)	(170,405)
Cash flows from financing activities:
Cash received from financing agreement	57,196	185,723
Proceeds from sale leaseback	23,153	38,640
Debt issuance costs	(681)	—
Minority buyouts	(1,190)	(2,508)
Lease liability payments	(40,197)	(24,495)
Proceeds from minority interest investment in Curaleaf International	84,795	—
Cash received in private placement	—	24,552
Principal payments on notes payable	(6,085)	(2,505)
Acquisition escrow shares returned and retired	(7,730)	—
Exercise of stock options	4,061	1,237
Issuance of common shares, net of issuance costs	240,572	—
Net cash provided by financing activities	353,894	220,644
Net change in cash	245,582	43,428
Cash at beginning of period	73,542	42,310
Cash held for sale	—	(1,152)
Effect of exchange rate on cash	(1,935)	—
Cash at end of period	$317,189	$84,586

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 111 dispensaries, 25 cultivation sites, and employs over 5,200 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

###

Curaleaf IR Twitter Account	https://twitter.com/Curaleaf_IR

Investor Toolkit	https://ir.curaleaf.com/investor-toolkit

Investor Relations Website	https://ir.curaleaf.com/

Contact Information

Investor Contact:
Curaleaf Holdings, Inc.
Carlos Madrazo, SVP Head of IR & Capital Markets
ir@curaleaf.com

Media Contact:
Curaleaf Holdings, Inc.
Tracy Brady, VP of Corporate Communications
media@curaleaf.com

Disclaimer

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: its outlook for and expected operating margins, capital allocation, free flow cash and other financial results; growth of its operations via expansion, for the effects of any transactions; expectations for the potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this press release, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations regarding cultivation and manufacturing capacity; expectations regarding receipt of regulatory approvals; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Company and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Company, and ability to retain such senior management; risks related to proprietary intellectual property and potential infringement by third-parties; the concentrated voting control of the Company’s Chairman and the unpredictability caused by the capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; limited research and data relating to cannabis; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Management, Discussion and Analysis dated March 11, 2021, and in the Company’s Annual Information Form dated April 28, 2021, and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This news release contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set second in the above paragraph. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein. The financial information reported in this news release is based on unaudited management prepared financial statements for the quarter ended June 30, 2021. Accordingly, such financial information may be subject to change. Financial statements for the period will be released and filed under the Company’s profiles on SEDAR at www.sedar.com no later than August 12, 2021. All financial information contained in this news release is qualified in its entirety with reference to such unaudited financial statements. While the Company does not expect there to be any material changes, to the extent that the financial information contained in this news release is inconsistent with the information contained in the Company’s unaudited financial statements, the financial information contained in this news release shall be deemed to be modified or superseded by the Company’s unaudited financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.